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14048899

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

SEC FILE NUMBER
8-68983
~~8-49107~~

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Guggenheim Energy Advisors, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**330 Madison Avenue**
(No. and Street)

| **New York** | **New York** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Christopher Paolino** **(212) 338-8836**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name – if individual, state last, first, middle name)

| **345 Park Avenue** | **New York** | **New York** | **10154** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

**AFFIRMATION**

I, Paul M. Friedman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Guggenheim Energy Advisors, LLC (the Company), as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Paul M. Friedman
Manager

Sworn and subscribed to before me this
27 day of February 2014.

KRISTINA HUANG (AMATO)
Notary Public, State of New York
No. 01HU6090847
Qualified in Kings County
Commission Expires April 21, 2015

# GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Financial Condition and
Supplemental Report on Internal Control

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm

The Members of
Guggenheim Energy Advisors, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Energy Advisors, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Guggenheim Energy Advisors, LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2014

## GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Financial Condition

December 31, 2013

### Assets

| | | |
|---|---|---|
| Cash | $ | 191,722 |
| Due from affiliate | | 105,085 |
| Prepaid asset | | 2,539 |
| Total assets | $ | 299,346 |

### Liabilities and Members' Equity

| | | |
|---|---|---|
| Accrued expenses | $ | 48,856 |
| Due to affiliate | | 4,000 |
| Total liabilities | | 52,856 |
| Members' equity | | 246,490 |
| Total liabilities and members' equity | $ | 299,346 |

See accompanying notes to financial statement.

## (1) Organization and Nature of Business

Guggenheim Energy Advisors, LLC (the Company or GEA) was formed on July 21, 2011 and became a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) effective May 10, 2012 (Commencement of Operations). The Company has two members, GP Energy Partners, LLC (GEP) and PFC Energy, LLC (PFC). GEP is a wholly owned subsidiary of Guggenheim Securities, LLC (GS), a registered broker-dealer, whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). In June 2013, PFC was purchased by IHS (NYSE: IHS). In accordance with the Company's "Operating Agreement" dated July 21, 2011, the Company issued two classes of ownership interests, "GEP Units" and "PFC Units", divided into 10 units for each class. GEP owns 100% of the GEP Units, which are the profit and capital interests that control the management of GEA. PFC owns the PFC Units, which are profit only interests.

GEA was formed pursuant to a strategic alliance between GEP and PFC, an energy data and solutions firm, for purposes of assisting GS in connection with (i) GS servicing certain of its investment banking prospects and clients and (ii) investment product development. The Company provides analysis, and/or access to professionals who will provide analysis, in the energy sector to GS for purposes of informing GS on significant macroeconomic, geopolitical, and other matters relevant to the energy industry. GEA may refer or introduce investment banking prospects to GS or attend client meetings to support GS in presentations to current investment banking or prospective investment banking clients.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

### *(b) Cash*

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

### *(c) Income Taxes*

The Company is organized as a limited liability company and is being taxed as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of federal income taxes on the Company's earnings will be the responsibility of its members rather than that of the Company. Accordingly, no provision or liability for federal income taxes has been recorded in the financial statements with respect to the limited liability company. Miscellaneous state and local taxes may be the responsibility of the Company.

Partnerships subject to entity state and local income taxes account for income taxes under the asset and liability method in accordance with ASC Topic 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company files federal and state partnership tax returns. The Company has assessed the tax positions of its federal and state tax returns for all open tax years 2011 through December 31, 2013 and has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2013.

ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority based on technical merits of the position. Tax benefit should not be recognized for tax positions that do not meet the more likely than not threshold. Those tax positions that meet the more-likely than-not threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company has not identified any uncertain tax positions as of December 31, 2013.

## (3) Related-Party Transactions

The Company has a Services Agreement with GS (GEA-GS Services Agreement) in which GEA may collaborate with GS on investment products or client solutions requiring a sophisticated degree of expertise in the energy sector. Under the terms of the agreement, GS will compensate the Company for its services as a percentage of revenue allocable to GS's cash equities energy business for each fiscal year (on a pro rata basis for any partial year). In addition, if revenues attributable to GS's energy business exceed specified targets, GS will pay the Company a capped bonus fee. Further, GS will pay the Company percentage based fees derived from investment banking transactions in which the Company and its registered professionals assisted in the investment banking transaction. These fees will be determined on a deal by deal basis and in amounts in the discretion of GS. At December 31, 2013, $99,046 of such fees were uncollected and are included in due from affiliate in the accompanying statement of financial condition.

The Company and PFC have also entered into a Services Agreement (GEA-PFC Services Agreement) in which PFC will provide the Company with the services of PFC experts in the energy industry who may participate in presentations to GS, the investment banking clients of GS, and prospects on matters relevant to the energy industry. The Company will compensate PFC based on agreed-upon rates for such PFC expert services on an annual basis not to exceed the net compensation received under the GEA-GS Services Agreement.

## (4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as the greater of $5,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $138,866 which was $133,866 in excess of its required net capital of $5,000.

The Company is exempt from SEC Customer Protection Rule 15c3-3 under paragraph k(2)(i) because it carries no customer or margin accounts.

## (5) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 27, 2014, the date the financial statements were available to be issued, and except as already included in the notes to these financial statements, has determined that no additional items require disclosure.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Members
Guggenheim Energy Advisors, LLC:

In planning and performing our audit of the financial statement of Guggenheim Energy Advisors, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a – 13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives,

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-S (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2014